                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

     For the fiscal year ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the transition period from ________ to ________

                         Commission file number 0-26762

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: PEDIATRIX MEDICAL GROUP, INC. AMENDED AND RESTATED THRIFT AND PROFIT SHARING PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          PEDIATRIX MEDICAL GROUP, INC.
                              1301 Concord Terrace
                           Sunrise, Florida 33323-2825

                         PEDIATRIX MEDICAL GROUP, INC.
              AMENDED AND RESTATED THRIFT AND PROFIT SHARING PLAN

                    REPORT ON AUDIT OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULE
                         AS OF AND FOR THE YEARS ENDED
                           DECEMBER 31, 2002 AND 2001




TABLE OF CONTENTS

                                                                    PAGE
                                                                    ----

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS.................   1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits
  as of December 31, 2002 and 2001.................................   2

Statements of Changes in Net Assets Available for Benefits
  for the Years Ended December 31, 2002 and 2001...................   3

Notes to Financial Statements...................................... 4-10

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year).....  11


----------------
* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                 REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Participants and Plan Administrator of the Pediatrix Medical Group, Inc.
Amended and Restated Thrift and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Pediatrix Medical Group, Inc. Amended and Restated Thrift and Profit Sharing Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP


Fort Lauderdale, Florida
June 12, 2003

PEDIATRIX MEDICAL GROUP, INC.
AMENDED AND RESTATED THRIFT AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------


                                            2002              2001
                                       ------------      ------------

Assets
    Investments, at fair value         $ 54,993,664      $ 41,486,275
    Receivables:
      Employer contributions              5,598,339         2,712,870
      Participant contributions             347,274           395,210
                                       ------------      ------------
        Total assets                     60,939,277        44,594,355

Liabilities
    Distribution payable                         --            (1,371)
                                       ------------      ------------

Net assets available for benefits      $ 60,939,277      $ 44,592,984
                                       ============      ============




   The accompanying notes are an integral part of these financial statements.

PEDIATRIX MEDICAL GROUP, INC.
AMENDED AND RESTATED THRIFT AND PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------


                                                                      2002               2001
                                                                 ------------       ------------
Additions to net assets attributed to
    Investment income
      Interest and dividend income                               $    804,648       $    792,538
      Net depreciation in the fair value of investments            (7,776,022)        (3,574,899)
                                                                 ------------       ------------

             Net investment loss                                   (6,971,374)        (2,782,361)
                                                                 ------------       ------------

    Contributions
      Employer                                                      5,598,339          2,712,870
      Participants                                                 10,634,447          6,981,240
                                                                 ------------       ------------

             Total contributions                                   16,232,786          9,694,110
                                                                 ------------       ------------

             Total additions                                        9,261,412          6,911,749
                                                                 ------------       ------------

Deductions from net assets attributed to
    Benefits paid to participants                                   2,091,811          2,676,627
    Administrative expenses                                             8,656              7,497
                                                                 ------------       ------------

             Total deductions                                       2,100,467          2,684,124
                                                                 ------------       ------------

             Net increase prior to transfer from other plan         7,160,945          4,227,625
                                                                 ------------       ------------

Transfer from other plan
    Transfer from Magella Healthcare Inc. 401(k) Plan               9,185,348                 --
                                                                 ------------       ------------

             Net increase                                          16,346,293          4,227,625

Net assets available for benefits
             Beginning of year                                     44,592,984         40,365,359
                                                                 ------------       ------------

             End of year                                         $ 60,939,277       $ 44,592,984
                                                                 ============       ============


   The accompanying notes are an integral part of these financial statements.

PEDIATRIX MEDICAL GROUP, INC.
AMENDED AND RESTATED THRIFT AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------


1.   DESCRIPTION OF PLAN

     Pediatrix Medical Group, Inc. (the "Company") sponsors the Amended and Restated Pediatrix Medical Group Thrift and Profit Sharing Plan (the "Plan") which was adopted on January 1, 1991 and restated as amended in November 2002.

     Effective January 2, 2002, the Magella Healthcare Inc. 401(k) Plan (the "Magella Plan") merged with the Plan. Accordingly, all of the assets of the Magella Plan were transferred to the Plan on such date.

     The following description of the Plan is provided for general information purposes only. More complete information regarding items such as vesting, benefit provisions and plan termination may be found in the Plan document which is available to all participants upon request.

     GENERAL

     The Plan is a tax qualified defined contribution plan covering substantially all of the Company's eligible employees and the employees of the professional associations whose operations are consolidated with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     ELIGIBILITY AND ENTRY DATA

     An employee becomes eligible to participate in the Plan on the first day of each calendar quarter after having attained age 21.

     CONTRIBUTIONS

     The Company may, at the discretion of its Board of Directors, contribute for each participant a matching contribution determined annually based on a percentage of the participant's pre-tax contributions. In addition, the Company may also make discretionary profit sharing contributions to the Plan at amounts determined at the end of the Plan year by the Board of Directors.

     Effective April 1, 2002, participants may elect to make voluntary pre-tax contributions up to 60 percent of annual compensation including regular salary and wages, overtime pay, bonuses and commissions through payroll deductions. Previously, participants had the option to make voluntary pre-tax contributions, not to exceed 20 percent of their eligible compensation. Such contributions are excluded from the participant's taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. Contributions are subject to certain limitations. The maximum pre-tax contributions for the years ended December 31, 2002 and 2001 were $11,000 and $10,500, respectively. In addition to any pre-tax contributions, participants may make after tax contributions, not to exceed 10 percent of the participant's compensation.

     Beginning on January 1, 2002, the Plan provides that participants who are projected to be age 50 or older by the end of the calendar year and who are making deferral contributions to the Plan may also make a catch-up contribution of up to $1,000 during the year ended December 31, 2002.

     ROLLOVERS

     The Plan accepts rollover contributions from other tax-qualified plans for those participants who choose to invest in the Plan.

PEDIATRIX MEDICAL GROUP, INC.
AMENDED AND RESTATED THRIFT AND PROFIT SHARING PLAN
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------


     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's discretionary contributions and (b) the Plan's earnings and losses. Allocation of the Plan's earnings or losses in each investment option are made to the individual participant's account based on the ratio of each participant's current account balance in the respective investment option to total Plan participants' account balances in the respective investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     INVESTMENT OPTIONS

     Upon enrollment in the Plan, a participant may direct contributions to the Plan in any of the following investment options at December 31, 2002:

     o Fidelity Fund - Fund seeks to provide long-term capital growth by investing in common stock of large companies.

     o Fidelity Puritan Fund - Fund seeks to provide income and capital growth by investing in a diversified portfolio of domestic and foreign common stocks, preferred stocks and bonds.

     o Fidelity Contrafund - Fund seeks to provide capital appreciation by investing in common stocks of undervalued companies.

     o Fidelity Investment Grade Bond Fund - Fund seeks to provide a high level of current income by investing in investment-grade, fixed-income securities.

     o Fidelity Growth and Income Portfolio - Fund seeks to provide a high total return through a combination of current income and capital appreciation by investing primarily in U.S. and foreign stocks.

     o Fidelity Overseas Fund - Fund seeks to provide long-term growth of capital by investing in foreign securities.

     o Fidelity Blue Chip Growth Fund - Fund seeks to provide long-term capital growth by investing in a diversified portfolio of common stocks of established domestic and foreign companies considered industry leaders.

     o Fidelity Worldwide Fund - Fund seeks to provide capital growth by investing in securities issued anywhere in the world.

     o Fidelity Equity-Income II Fund - Fund seeks to provide reasonable income by investing in income-producing domestic and foreign equity securities.

     o Fidelity Ginnie Mae Fund - Fund seeks to provide high current income by investing in U.S. Government securities and instruments related to U.S. Government securities.

     o Fidelity Managed Income Portfolio - Fund seeks preservation of capital while earning interest income by investing in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities.

     o Spartan U.S. Equity Index Fund - Fund seeks to provide capital appreciation by investing mainly in common stocks included in the S&P 500 and lending securities.

     o Fidelity Retirement Money Market Portfolio - Fund seeks to provide a high level of current income by investing in high quality, short-term money market securities.

     o Pediatrix Stock Fund - Fund seeks to provide an increase in value of this investment over the long term by investing in the common stock of the Company purchased in the open market.

PEDIATRIX MEDICAL GROUP, INC.
AMENDED AND RESTATED THRIFT AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------


     INVESTMENT OPTIONS, CONTINUED

     o Neuberger & Berman Genesis Fund - Trust Class - Fund seeks to provide growth of capital by investing mainly in common stocks of small-cap companies.

     o Invesco Dynamics Fund - Investor Class - Fund seeks to provide an increase in investment over the long-term through capital growth by investing primarily in common stocks of U.S. companies traded on national securities exchanges and the over-the counter market.

     o Fidelity Freedom Income Fund - Fund seeks to provide high current income and, as second objective, capital appreciation by investing in Fidelity stock, bond, and money market mutual funds.

     o Fidelity Freedom 2000 Fund - Fund seeks to provide high total return by investing approximately 22%, 43% and 35% in Fidelity stock, bond, and money market mutual funds, respectively.

     o Fidelity Freedom 2010 Fund - Fund seeks to provide high total returns by investing approximately 45%, 45% and 10% in Fidelity stock, bond, and money market mutual funds, respectively.

     o Fidelity Fidelity Freedom 2020 Fund - Fund seeks to provide high total returns by investing approximately 70% and 30% in Fidelity stock and bond mutual funds, respectively.

     o Fidelity Freedom 2030 Fund - Fund seeks to provide high total returns by investing approximately 82% and 18% in Fidelity stock and bond mutual funds, respectively.

     o Fidelity Freedom 2040 Fund - Fund seeks to provide high total returns by investing approximately 90% and 10% in Fidelity stock mutual funds and bond mutual funds, respectively.

     PAYMENT OF BENEFITS

     Upon normal retirement, death, disability or termination, participants may elect to receive their vested account balance as a lump-sum distribution; or have their account balance transferred to an individual retirement account or other qualified plan.

     VESTING

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the portion of their accounts related to the Company's contribution plus related earnings is based on years of credited service. A participant is fully vested after three years of credited service as follows:

                                                          VESTED
               YEARS OF SERVICE                         PERCENTAGE
               ----------------                         ----------

                    Less than 1                               0%
                              1                              30%
                              2                              60%
                              3                             100%

PEDIATRIX MEDICAL GROUP, INC.
AMENDED AND RESTATED THRIFT AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------


     PARTICIPANTS LOANS

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000 reduced by the highest outstanding loan balance in their account during the prior twelve month period. The loans are collateralized by the balance in the participant's account and bear interest at rates ranging between 5.75% and 10.5%, which is commensurate with local prevailing rates as determined by the Plan Administrator. Repayments of principal and interest are credited back to the participant's account through payroll deductions on a minimum of a quarterly basis. The term of the loan must not exceed five years, except for qualified home loans, which must not exceed ten years.

     FORFEITURES

     Forfeitures of the non-vested portion of participant's account balances related to the Company's contributions are used to offset future Company contributions. Forfeitures held in the Plan totaled $79,049 and $19,956 at December 31, 2002 and 2001, respectively.

     PLAN TERMINATION

     While the Company has not expressed any intent to terminate the Plan, it reserves the right at any time to amend, modify or terminate the Plan without the consent of any participant or beneficiary. In the event of such termination, the Plan provides that the participants shall become 100 percent vested in their accounts, including all employer contributions.

     PLAN ADMINISTRATION

     The Plan is administered by certain employees of the Company (the "Plan Administrator"). The Plan's assets were maintained by Fidelity Management Trust Company ("Fidelity"), the trustee of the Plan, for the years ended December 31, 2002 and 2001.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES

     The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

PEDIATRIX MEDICAL GROUP, INC.
AMENDED AND RESTATED THRIFT AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------



     INVESTMENT VALUATION AND INCOME RECOGNITION

     The fair value of investments held by the Plan has been determined by the trustee based on quoted market values of publicly traded investments.

     The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in fair value of investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. All investment transactions are recorded by the Plan as of the trade date. Gains or losses on sale of investments are determined by the specific identification method. Interest income is recorded as earned on an accrual basis. Dividends are recorded based on the ex-dividend date.

     ADMINISTRATIVE EXPENSES

     All costs incurred in administering the Plan are paid by the Company except for certain broker fees that are paid out of the various investment options.

     RECLASSIFICATIONS

     Certain reclassifications have been made to the 2001 financial statements to conform to the 2002 presentation.

3.   INVESTMENTS

     The following presents investments that represent 5 percent or more of the Plan's net assets at December 31 as follows at fair value:

                        Description of Investment               2002              2001
            ------------------------------------------     ----------------  ----------------
            Fidelity Fund                                       $3,628,811        $2,768,955
            Fidelity Puritan Fund                                3,613,806         2,507,730
            Fidelity Contrafund                                  5,609,683         5,008,107
            Fidelity Growth and Income Fund                      5,953,842         6,019,300
            Fidelity Blue Chip Growth Fund                       6,129,323         6,420,095
            Fidelity Equity-Income II Fund                       4,052,912         3,284,039
            Fidelity Retirement Money Market Portfolio           3,851,163         2,595,797
            Pediatrix Stock Fund                                 4,627,909         3,603,714


PEDIATRIX MEDICAL GROUP, INC.
AMENDED AND RESTATED THRIFT AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------


4.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by letter dated April 16, 1997, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable provisions of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Accordingly, no provision for federal income taxes has been made.

5.   DISTRIBUTION PAYABLE

     Distribution payable pertains to participant pre-tax contributions which exceed the maximum annual dollar limit as established by the IRC. During the year ended December 31, 2001, the Plan failed one of the discrimination tests and at December 31, 2001, the Plan had a liability for excess contributions of $1,371. Such amount was refunded to the participants by April 15, 2002 in order to bring the Plan into compliance with the IRC. The Plan was in compliance with such discrimination tests for the year ended December 31, 2002.

6.   PARTY-IN-INTEREST TRANSACTIONS

     Certain of the Plan's investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined in the Plan and, therefore, these transactions qualify as party-in-interest. Participants' loans are granted and administered by Fidelity and, therefore, these loan transactions qualify as party-in-interest. The Pediatrix Stock Fund invests in the Company's common stock and, therefore, these investment transactions qualify as party-in-interest. All fees and expenses of the Plan for legal, accounting, recordkeeping and other administrative services are paid by the Company.

7.   AMOUNTS WITHDRAWN FROM THE PLAN BUT NOT YET PAID

     At December 31, 2001, $4,871 has been allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid. In accordance with accounting principles generally accepted in the United States of America, these amounts should not be reported as liabilities on the statement of net assets available for benefits. There were no such amounts due at December 31, 2002.

PEDIATRIX MEDICAL GROUP, INC.
AMENDED AND RESTATED THRIFT AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------


8.   RECONCILIATIONS OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31:


                                                                         2002              2001
                                                                   ------------      ------------

          Net assets available for benefits per the
              financial statements                                 $ 60,939,277      $ 44,592,984
          Less:  Benefit claims payable                                      --            (4,871)
                                                                   ------------      ------------

          Net assets available for benefits per the Form 5500      $ 60,939,277      $ 44,588,113
                                                                   ------------      ------------



     Benefit claims payable are recorded on the Form 5500 for distribution requested by participants prior to year-end, but not yet returned as of that date.

PEDIATRIX MEDICAL GROUP, INC.
AMENDED AND RESTATED THRIFT AND PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
------------------------------------------------------------------------------


                                            (c) DESCRIPTION OF INVESTMENT
     (b) IDENTITY OF ISSUE, BORROWER,           INCLUDING MATURITY DATE, RATE OF                                  (e) FAIR
(a)       LESSOR OR SIMILAR PARTY               INTEREST, COLLATERAL, PAR OR MATURITY VALUE       (d) COST **        VALUE
---  ----------------------------------   -----------------------------------------------------  ------------  -----------------
 *   Fidelity Management Trust Company    Fidelity Fund                                                           $   3,628,811
 *   Fidelity Management Trust Company    Fidelity Puritan Fund                                                       3,613,806
 *   Fidelity Management Trust Company    Fidelity Contrafund                                                         5,609,683
 *   Fidelity Management Trust Company    Fidelity Investment Grade Bond Fund                                         2,992,014
 *   Fidelity Management Trust Company    Fidelity Growth and Income Fund                                             5,953,842
 *   Fidelity Management Trust Company    Fidelity Overseas Fund                                                      1,943,438
 *   Fidelity Management Trust Company    Fidelity Blue Chip Growth Fund                                              6,129,323
 *   Fidelity Management Trust Company    Fidelity Worldwide Fund                                                     1,606,551
 *   Fidelity Management Trust Company    Fidelity Equity-Income II Fund                                              4,052,912
 *   Fidelity Management Trust Company    Fidelity Retirement Money Market Portfolio                                  3,851,163
 *   Pediatrix Medical Group, Inc.        Pediatrix Stock Fund                                                        4,627,909
     Invesco Funds Group, Inc.            Invesco Dynamics Fund                                                       2,268,707
     Neuberger Berman Management, Inc.    Neuberger & Berman Genesis Fund - Trust Class                               2,409,081
 *   Fidelity Management Trust Company    Fidelity Ginnie Mae Fund                                                      931,459
 *   Fidelity Management Trust Company    Fidelity Managed Income Portfolio                                           2,376,274
 *   Fidelity Management Trust Company    Spartan U.S. Equity Index Fund                                                921,399
 *   Fidelity Management Trust Company    Fidelity Freedom Income Fund                                                   26,521
 *   Fidelity Management Trust Company    Fidelity Freedom 2000 Fund                                                     60,899
 *   Fidelity Management Trust Company    Fidelity Freedom 2010 Fund                                                    353,592
 *   Fidelity Management Trust Company    Fidelity Freedom 2020 Fund                                                    306,122
 *   Fidelity Management Trust Company    Fidelity Freedom 2030 Fund                                                    332,618
 *   Fidelity Management Trust Company    Fidelity Freedom 2040 Fund                                                     33,316
 *   Participants' Loans                  Loans to participants, 5.75%-10.5%, various maturities                        964,224
                                                                                                               -----------------
                                                                                                                   $  54,993,664
                                                                                                               -----------------


--------------
 * Represents a party-in-interest.
** Cost omitted for participant directed investments.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             PEDIATRIX MEDICAL GROUP, INC.
                             AMENDED AND RESTATED THRIFT AND PROFIT SHARING PLAN

Date: June 30, 2003          By: /s/ Karl B. Wagner
                             ------------------------------------------
                             Name:  Karl B. Wagner
                             Title: Chief Financial Officer, Sponsor

                                  EXHIBIT INDEX

Exhibit No.           Document Description
-----------           --------------------

23.1*                 Consent of PricewaterhouseCoopers LLP

99* Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

-------
* Filed herewith.